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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 5

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Laureate Education, Inc.
(Name of Subject Company—(Issuer))

L Curve Sub Inc.
M Curve Sub Inc.
Douglas L. Becker
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity L.P.
KKR 2006 Limited
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Capital Partners II, L.P.
Sterling Capital Partners III, L.P.
(Names of Filing Persons—(Offeror(s)))

R. Christopher Hoehn-Saric
Eric D. Becker
Steven M. Taslitz
Sterling Laureate Rollover, LP
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

David J. Sorkin, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey R. Patt, Esq.
Katten Muchin Rosenman LLP
525 West Monroe
Chicago, IL. 60661
Telephone: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$3,467,004,062	$106,438

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 51,956,902 shares of common stock, par value $0.01 per share, at $62.00 per share. The transaction value also includes the offer price of $62.00 multiplied by 3,962,599, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $106,438

Filing Party: L Curve Sub Inc., M Curve Sub Inc. and other filers.

Form or registration No.: Schedule TO-T

Date Filed: June 8, 2007

Note:    Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007. The filing fee in the amount of $3,999 reflecting the increase in the amount of the transaction value was paid in connection with the filing of the Schedule TO-T on June 8, 2007.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 8, 2007, as amended by Amendment No. 1 thereto filed on June 12, 2007, Amendment No. 2 thereto filed on June 26, 2007, Amendment No. 3 thereto filed on June 28, 2007 and Amendment No. 4 thereto filed on July 9, 2007 (as amended, the "Schedule TO"), on behalf of L Curve Sub Inc. and M Curve Sub Inc. (each a "Purchaser", and together the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, and other filing persons relating to the offer by the Purchasers to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc. ("Laureate" or the "Company"), at a purchase price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2007 (the "Offer to Purchase"), and the related Letter of Transmittal, as they may be supplemented or amended from time to time.

        As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 5, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 5 to Schedule TO together with the Schedule TO.

Item 1.    Summary Term Sheet.

        (1)   The information incorporated by reference into Item 1 of the Schedule TO is amended by adding the following thereto:

          At 5:00 p.m., New York City time, on Wednesday, July 18, 2007, the subsequent offering period expired. Based on preliminary information from the Depositary, stockholders of the Company had tendered 15,858,125 shares of the Company's common stock (including shares tendered pursuant to the guaranteed delivery procedures) during the subsequent offering period. Combined with the shares of the Company's common stock tendered during the initial offering period, a total of 46,524,370 shares of the Company's common stock were tendered pursuant to the Offer, which represents approximately 89% of the currently outstanding shares.

          The Purchasers intend to exercise the Top-Up Option granted pursuant to the Merger Agreement pursuant to which Laureate has agreed to issue newly issued shares of the Company's common stock to L Curve or its assignee in an amount sufficient to achieve 90% ownership and permit the completion of a "short-form" merger under applicable Maryland law, without a vote of the stockholders of Laureate. Accordingly, Purchasers will acquire the remaining shares of the Company's common stock in a "short-form" merger in which all remaining Laureate stockholders who did not tender their shares in the Offer will receive the same $62.00 per share in cash paid in the Offer.

        The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (1)   The information incorporated by reference into Item 4 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Schedule TO.

Item 8.    Interest in the Securities of the Subject Company.

        (1)   The information incorporated by reference into Item 8 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 8 of the Schedule TO.

Item 11.    Additional Information

        (1)   The information incorporated by reference into Item 11 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Schedule TO.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.*
(a)(1)(H)	Tender Offer Instruction Form.*
(a)(2)(A)	"Item 8. Additional Information—Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*

(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, as amended.*
(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, as amended.*
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.*
(a)(5)(D)	Notice of Merger of L Curve Sub Inc. with Laureate Education, Inc. dated June 22, 2007.*
(a)(5)(E)	Press Release announcing the completion of the Offer and the commencement of the subsequent offering period, dated July 9, 2007.*
(a)(5)(F)	Press Release announcing the expiration of the subsequent offering period and the completion of the Offer, dated July 19, 2007.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(c)	None.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).*
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.*
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.*
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.*
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.*
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.*
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited. Partnership.*
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited. Partnership.*

(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.*
(d)(10)	Form of Tender Agreement.*
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.*
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.*
(f)	None.
(g)	None.
(h)	None.
*
Previously Filed

Item 13.    Information Required by Schedule 13E-3.

        (1)   The information incorporated by reference into Item 13 of the Schedule TO is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 19, 2007

DOUGLAS L. BECKER
/s/ DOUGLAS L. BECKER

R. CHRISTOPHER HOEHN-SARIC
/s/ R. CHRISTOPHER HOEHN-SARIC

STEVEN M. TASLITZ
/s/ STEVEN M. TASLITZ

ERIC D. BECKER
/s/ ERIC D. BECKER

STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner

By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director
KKR 2006 LIMITED
By:	/s/ HENRY R. KRAVIS
Name: Henry R. Kravis Title: Director

L CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
M CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Director
BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ PAUL A. BRADSHAW
Name: Paul A. Bradshaw Title: Director

CITIGROUP PRIVATE EQUITY LP
By:	/s/ TODD E. BENSON
Name: Todd E. Benson Title: Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ IAN K. SNOW
Name: Ian K. Snow Title: Authorized Signatory
STERLING LAUREATE, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING CAPITAL PARTNERS III, L.P.
By:	SC Partners III, L.P., its general partner

By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.*
(a)(1)(H)	Tender Offer Instruction Form.*
(a)(2)(A)	"Item 8. Additional Information—Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, as amended.*
(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, as amended.*
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.*

(a)(5)(D)	Notice of Merger of L Curve Sub Inc. with Laureate Education, Inc. dated June 22, 2007.*
(a)(5)(E)	Press Release announcing the completion of the Offer and the commencement of the subsequent offering period, dated July 9, 2007.*
(a)(5)(F)	Press Release announcing the expiration of the subsequent offering period and the completion of the Offer, dated July 19, 2007.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(c)	None.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).*
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.*
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.*
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.*
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.*
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.*
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited. Partnership.*
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited. Partnership.*
(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.*
(d)(10)	Form of Tender Agreement.*
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.*
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.*
(f)	None.
(g)	None.
(h)	None.
*
Previously Filed

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SIGNATURES
EXHIBIT INDEX